Exhibit 4.7

                   MANAGEMENT, ADVISORY AND SUPPORT AGREEMENT

     THIS MANAGEMENT, ADVISORY AND SUPPORT AGREEMENT ("Agreement") is entered into as of June 1, 2006, by and between Cavit Sciences, Inc., a Florida corporation ("Cavit"), and Hard to Treat Diseases, Inc., a Florida corporation ("HTTD"). Cavit and HTTD have offices at 100 East Linton Boulevard, Suite 106 B, Delray Beach, Florida 33483.

                                    RECITALS

A.   Cavit is a recently formed corporation created by HTTD as a subsidiary;


B. HTTD is a seasoned corporation with a management team, business offices and support personnel; and

C. Cavit desires to contract with HTTD for the provision of management, advisory and support and HTTD desires to provide such management, advisory and support to Cavit.

NOW, THEREFORE, in consideration of the premises and of the mutual promises herein, the parties covenant and agree as follows:

1. Term. The term of this Agreement shall be for twelve (12) months following the date hereof. This Agreement may be extended for an additional term of one or more years upon the mutual written agreement of the parties. This Agreement may be terminated by either party at the end of the first six (6) months.

2. Management, Advisory and Support. HTTD shall provide management and advisory services to Cavit. In addition, HTTD shall provide Cavit with access to HTTD offices, telecommunication equipment, incidental equipment, office supplies and furniture.

3. Fees. HTTD shall be compensated for the management, advisory and support it provides to Cavit by a monthly fee of One Thousand Dollars ($1,000.00) per month, beginning with the month of June 2006.

4. Independent Contractor Status. Cavit and HTTD are independent businesses and persons, and as such they shall remain professionally and economically independent of each other. Cavit and HTTD are not, and shall not be deemed to be, joint venturers, partners, employees or agents of each other. Neither party shall have any authority to bind the other without the other party's express and prior written consent, and then only insofar as such authority is conferred by such express and prior written consent. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies on any person other than the parties to it and their respective successors and assigns.

5. Severable Provisions. The provisions of this Agreement are severable, and if any one or more provisions are determined to be judicially unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

6. Notices. Any notice or notices to be given under this Agreement shall be sent via certified mail to the address of the party set forth above.

7. Governing Law. This Agreement shall be governed by the laws of the State of Florida.

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8.   Arbitration.  The parties hereto agree to submit any and all  controversies under this Agreement to binding arbitration before the American Arbitration Association ("AAA") at a hearing or hearings to be conducted in or near Delray Beach, Florida.

9. Counterpart; Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The parties hereto may execute the original of this Agreement or facsimile copies of same and the Agreement so executed shall be binding on the parties.

EXECUTED AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.

Cavit Sciences, Inc.


By: /s/ Colm J. King
   ---------------------------------
   Colm J. King
   Chief Executive Officer


Hard to Treat Diseases, Inc.


By: /s/ Colm J. King
   ---------------------------------
   Colm J. King
   Chief Executive Officer

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